SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

                                   Form 12b-25

                      Commission File Number 000-28251

                         NOTIFICATION OF LATE FILING

(Check One): [X] Form 10-K  [ ] Form 11-K  [ ] Form 20-F  [ ] Form 10-Q
             [ ] Form N-SAR
   For Period Ended:  December 31, 1999
[ ] Transition Report on Form 10-K   [ ] Transition Report on From 10-Q
[ ] Transition Report on Form 20-F   [ ] Transition Report on Form N-SAR
[ ] Transition Report on Form 11-K

     Read attached instruction sheet before preparing form.
     Please print or type.
     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: ----------------------

                                      PART I
                             REGISTRANT INFORMATION

Full name of registrant:  SUNVEST RESORTS, INC.

Former name if applicable:
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Address of principal executive office (Street and number):
     307 South 21st Street
City, state and zip code:
     Hollywood, Florida 33020

                                     PART II
                             RULE 12b-25 (b) AND (c)

     If the subject report could not be filed without
unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.
(Check box if appropriate.)
       (a)  The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
[X]    (b)  The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
       (c)  The accountant's statement or other exhibit required by Rule
            12b-25(c) has been attached if applicable.

                                PART III
                               NARRATIVE

      State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

     The registrant's accountants were unable to complete the audited financial statements timely due to changes in the accounting system and delays in incorporating such changes to make the system fully operational.

                                 PART IV
                            OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification:

          Herbert Hirsch         (954)       922-6070
          --------------------------------------------------
         (Name)            (Area Code)    (Telephone Number)

   (2) Have all other periodic reports required under Section 13 of 15(d) of the Securities Exchange Act of 1934 or Section 30 of the investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                        [X] Yes  [ ] No

   (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                        [X] Yes  [ ] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     The preliminary results of operations for the fiscal year ended
December 31, 1999, reflect a net loss of approximately $2,000,000, compared to a net loss of $204,900 for the fiscal year ended December 31, 1998.
The anticipated change is due to (a) an approximately $1,000,000 increase in interest expense and $400,000 in general administrative costs, both attributable to an entire year of ownership and renovation of Lakeshore Club, the 500-unit real estate project owned by Lakeshore Club Development, LC, a Florida limited liability company wholly owned by the registrant, which, during 1999 was being renovated as an active adult community, (b) the write off of certain deferred taxes of approximately $200,000 and (c) an increase of approximately $200,000 in professional fees incurred in connection with turning the registrant into a reporting company and an aborted proposed merger. These results are subject to further review and adjustment.

                                 SUNVEST RESORTS, INC.
                    --------------------------------------------
                    (Name of Registrant as Specified in Charter)

     Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  March 30, 2000.

                                    By: /S/ Herbert Hirsch
                                        -----------------------------------
                                    Herbert Hirsch, President and
                                    Chief Executive Officer